Exhibit 21.1
List of Subsidiaries

Entity's name for conducting business	Jurisdiction of incorporation

Aesynt Pty Ltd.	Australia

Omnicell (Beijing) Technology Co., Ltd.	China

Mach 4 Automatisierungs Technik, GmbH	Federal Republic of Germany

Omnicell GmbH	Federal Republic of Germany

Omnicell SAS	France

Health Robotics S.r.l.	Italy

Aesynt S.r.l	Italy

Aruba S.r.l	Italy

Aesynt Holding Cooperatief U.A.	Netherlands

Aesynt Holding B.V.	Netherlands

Aesynt B.V.	Netherlands

Omnicell Ltd.	United Kingdom

Ateb, Inc.	United States

MedPak Holdings, Inc.	United States

MTS Medication Technologies, Inc.	United States

MTS Packing Systems, Inc.	United States

Omnicell International, LLC	United States